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EXHIBIT 99.1
Leitch Investor Contact: Reg Tiessen Chief Financial Officer Tel: +1 416-445-9640 Investors@leitch.com

August 26, 2003	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES FIRST QUARTER RESULTS

        TORONTO — Leitch Technology Corporation (TSX:LTV) today announced its financial results for the first quarter ended July 31, 2003. As previously announced on August 11, 2003, revenue for the first quarter was $37.5 million, representing a 2% decrease from $38.2 million in the prior quarter and a 20% decrease from $47.0 million during the same period last year. The low revenue for the quarter is largely due to timing of shipments related to orders received in the quarter, and a weaker U.S. dollar. Orders received in the quarter improved to $45 million, up from $41 million in the fourth quarter, and slightly lower than the $46 million from the same period last year, despite the significant effects of a weaker U.S. dollar.

        Gross margin in the first quarter of fiscal 2004 was $17.2 million or 46% of revenue, consistent with $17.6 million or 46% of revenue in the prior quarter and down from $24.8 million or 53% of revenue in the same period of fiscal 2002. Gross margin during the quarter was negatively impacted by low production volumes and by a weakening U.S. dollar.

        Expenses decreased significantly in the quarter due to a combination of expense reduction plans, deferral of expenses and the effects of foreign exchange. The Company announced in May that it would be reducing the expense base of the Company by 5 - 10% and a portion of that reduction was realized in the first quarter. The majority of the changes contemplated in the reduction were in place by the end of the first quarter and the Company took a one-time charge of $2.9 million to reflect the costs of the previously announced expense reductions.

        "I am pleased to see that, although some of the reductions are temporary, our expenses are down significantly for the quarter," said Stan Kabala, Interim Chief Executive Officer. "When our revenue flow improves the results of these expense reductions will be evident on the bottom line. As a Company we are focused on taking the necessary steps to improve the profitability of the Company and are exploring further actions in this regard."

        Net loss for the quarter is ($5.1) million or ($0.17) per share compared to ($91.8) million or ($3.08) per share for the prior quarter and ($1.4) million or ($0.05) per share for the same period last year. Prior quarter results included non-cash charges totaling $83.3 million for impairment of goodwill and acquired technology, while the first quarter of fiscal 2003 included $1.5m of amortization of acquired technology. The improvement in Net loss from the fourth quarter was also a result of lower operating expenses due to foreign exchange and lower selling and administrative expenses as the Company attends the National Association of Broadcasters ("NAB") tradeshow in its fourth quarter each year.

        At the end of the quarter the Company had $15.1 million in cash on hand, down from $18.6 million at the end of its fiscal 2003. The reduction was primarily due to the Net loss. The Company continues to have no debt on its balance sheet but is in discussions with bankers to put a new debt facility in place. The Company expects to close that facility in the second quarter. The Company currently does not have the ability to borrow under its existing facility.

        The Company is currently in distribution with respect to a financing and, accordingly, will not follow its normal practice of holding a webcast immediately following this press release. The Company plans to hold a webcast on Tuesday, September 2, 2003 at 5:00 p.m. at which time management will expand on the details of the first quarter. More details on the webcast will be provided in a further press release.

Forward Looking Statements

This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plans", "continue", or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company's capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company's capital expenditures, any of which could cause actual results to vary materially from current results or the Company's currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch

Leitch Technology is a 32-year global leader in the design and distribution of high-performance video equipment for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides unparalleled customer support.

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LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

	Three months ended July 31, 2003	Three months ended July 31, 2002
Revenue	$37,524	$46,953
Cost of goods sold	20,332	22,159

Gross margin	17,192	24,794
Expenses (income)
Selling and administrative expenses	13,585	16,501
Gross research and development	8,798	8,938
Investment tax credits	(774)	(884)
Other charges	2,918	—
Interest income, net	(42)	(12)

	24,485	24,543

Earnings (loss) before amortization, equity interest and income taxes	(7,293)	251
Amortization of acquired technology	—	1,508
Equity interest in losses of partly owned businesses	6	50

Loss before income taxes	(7,299)	(1,307)
Income taxes (recovery)	(2,243)	78

Net loss	$(5,056)	$(1,385)

Loss per share:
Basic	$(0.17)	$(0.05)
Diluted	$(0.17)	$(0.05)

Weighted average number of shares outstanding (thousands):
Basic	29,782	29,782
Diluted	29,782	29,782

% of Revenue
Gross margin	46%	53%
Sales and administrative	36%	35%
Gross research and development	23%	19%
Net loss	-13%	-3%

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars — Unaudited)

	Three months ended July 31, 2003	Three months ended July 31, 2002
Cash flows provided by (used in):
Operating activities:
Net loss	$(5,056)	$(1,385)
Items not involving cash:
Depreciation	2,933	3,083
Future income taxes	(1,246)	(1,318)
Amortization of acquired technology	—	1,508
Equity interest in losses of partly owned businesses	6	50
Loss on disposal of capital assets	68	144
Net change in non-cash balances related to operations	2,570	388

Cash flows provided by (used in) continuing operations	(725)	2,470
Cash flows used in discontinued operations	—	(502)

Cash flows provided by (used in) operating activities	(725)	1,968
Financing activities:
Cash flows provided by financing activities	—	—
Investing activities:
Investment in capital assets	(333)	(2,317)
Proceeds from disposal of capital assets	—	2,850

Cash flows provided by (used in) investing activities	(333)	533
Change in cash balances due to foreign exchange	(2,380)	370

Increase (decrease) in cash and cash equivalents	(3,438)	2,871
Cash and cash equivalents, beginning of period	18,560	7,942

Cash and cash equivalents, end of period	$15,122	$10,813

Supplementary cash flow information:
Income taxes paid	$—	$336
Interest paid	3	74

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars — Unaudited)

	July 31, 2003	April 30, 2003
Assets
Current assets:
Cash and cash equivalents	$15,122	$18,560
Accounts receivable	28,540	29,916
Inventory	56,957	56,873
Future income taxes	2,935	5,705
Income taxes recoverable	1,012	1,153
Prepaid expenses and other assets	5,742	6,128

	110,308	118,335
Capital assets	44,359	47,403
Future income taxes	22,205	20,020
Investments in partly owned businesses	1,702	1,708

	$178,574	$187,466

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$25,826	$24,837
Income taxes payable	136	39

	25,962	24,876
Future income taxes	4,160	5,407
Shareholders' equity:
Capital stock	214,066	214,066
Cumulative translation account	(2,834)	841
Retained earnings (deficit)	(62,780)	(57,724)

	148,452	157,183
Commitments and contingencies	$178,574	$187,466

Key Ratios:
Days sales outstanding	68	70
Inventory turns	1.43	1.59

LEITCH TECHNOLOGY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

        These condensed consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA") Standards for interim financial statements. These condensed consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein, however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation's ("Leitch" or the "Company") 2003 Audited Consolidated Annual Financial Statements.

2.     HEDGING RELATIONSHIPS

        On May 1, 2003, the Company adopted CICA Accounting Guideline 13 ("AcG-13"), "Hedging Relationships", which establishes certain conditions for when hedge accounting may be applied. The Company uses derivative financial instruments for risk management purposes and designates them as cash flow hedges. The Company records the derivative's gain or loss into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

3.     OTHER CHARGES

        During the quarter ended July 31, 2003, the Company incurred $2,918 in costs, primarily related to severance and other employee termination benefits, as the Company executed a plan to reduce net headcount by 50 people. The staff reductions occurred across all areas of the Company through relocation and centralization of certain functions and reducing headcount in certain administrative functions. Of this amount, $2,268 has not been paid at July 31, 2003 and will be paid over the balance of fiscal 2004.

        The Company has also announced that it will be looking into additional expense cuts, however no formal plans have been made, and accordingly, no charges have been accrued.

4.     BANKING FACILITIES

        The Company has a 364-day revolving operating bank line of up to Cdn. $30,000,000, bearing interest at a variable rate based on the bank's prime lending rate or U.S. dollar base rate plus a spread based on certain financial ratios. The spread at April 30, 2003 was 0.25%. In addition, the Company is obligated to pay a commitment fee based on certain financial ratios (2003 — 0.375%) on the unused portion. The line is secured by substantially all of the accounts receivable of the Company. No amounts were drawn under the facility at April 30, 2003 and 2002. At July 31, 2003, the Company had no availability to draw funds from the facility.

5.     STOCK-BASED COMPENSATION

        The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to the market price of the common shares of the Company at the date of granting, for a term of five years, vesting at five percent per three-month period.

        For a full description of the Company's stock-based compensation, reference should be made to Leitch's 2003 Audited Consolidated Annual Financial Statements.

        The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plan. Accordingly, no compensation expense has been recognized for the three months ended July 31, 2003 and 2002. Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments" provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair value at the grant dates for stock options granted on or after May 1, 2001, the Company's results would have been as follows:

	Three months ended July 31, 2003	Three months ended July 31, 2002
Net loss
As reported	$(5,056)	$(1,385)
Pro forma	$(5,376)	$(1,660)

Loss per share as reported
Basic	$(0.17)	$(0.05)
Fully diluted	$(0.17)	$(0.05)

Loss per share pro forma
Basic	$(0.18)	$(0.06)
Fully diluted	$(0.18)	$(0.06)

        The fair value of each stock option grant was determined on the date of grant. The weighted average fair value of a stock option with an exercise price greater than the estimated market price of a common share on the date of grant for the three months ended July 31, 2003 was $1.57. The Company had no stock option grants during the three months ended July 31, 2002. The fair value of the stock options was determined using the Black Scholes option pricing model, based on the following assumptions:

	Three months ended July 31, 2003	Three months ended July 31, 2002
Risk free interest rate	3.4%	—
Expected life	4.3 years	—
Expected volatility	51.7%	—
Expected dividends	—	—

        Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

6.     SEGMENTED INFORMATION

        For a full description of the Company's operating segments, reference should be made to Leitch's 2003 Audited Consolidated Annual Financial Statements.

a)
Industry Segments

Three months ended July 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Intersegment eliminations	Total
Revenue:
External	$25,614	$8,463	$3,447	—	—	$37,524
Internal	—	—	—	1,152	(1,152)	—

	25,614	8,463	3,447	1,152	(1,152)	$37,524

Contribution margin	6,148	2,214	806	1,152	(1,152)	9,168
Selling and administrative						13,585
Other charges						2918
Interest income						(42)

Loss before amortization, equity interest and income taxes						(7,293)

Total assets	$123,927	$30,375	$15,946	$8,326	—	$178,574
Capital asset expenditures	243	59	31	—	—	333
Three months ended July 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Intersegment eliminations	Total
Revenue:
External	$34,562	$8,636	$3,755	—	—	$46,953
Internal	—	—	—	1,152	(1,152)	—

	34,562	8,636	3,755	1,152	(1,152)	$46,953

Contribution margin	13,276	2,280	1,184	1,152	(1,152)	16,740
Selling and administrative						16,501
Interest income						(12)

Earnings before amortization, equity interest and income taxes						251

Total assets	$184,940	$55,725	$51,140	$10,239	—	$302,044
Capital asset expenditures	1,469	442	406	—	—	2,317

  b)
  Geographic Segments

Three months ended July 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$17,254	$7,044	$4,807	$8,419	$37,524
Identifiable assets	53,267	31,267	84,849	9,191	178,574
Goodwill and acquired technology	—	—	—	—	—
Three months ended July 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$26,013	$8,528	$7,514	$4,898	$46,953
Identifiable assets	69,592	31,487	106,280	7,111	214,470
Goodwill and acquired technology	20,632	12,934	54,008	—	87,574

7.     NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

        The net change in non-cash balances related to continuing operations is as follows:

	Three months ended July 31, 2003	Three months ended July 31, 2002
Accounts receivable	690	$4,384
Inventory	(84)	145
Income taxes	304	(101)
Prepaid expenses and other assets	328	(766)
Accounts payable and accrued liabilities	1,332	(3,274)

	$2,570	$388

8.     SUBSEQUENT EVENTS

        On August 14, 2003, the Company filed a preliminary prospectus for the issuance of 4,450,000 common shares for gross proceeds of $20,025. The closing of the offering is subject to final receipts from the applicable securities commissions.

9.     COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the current year's presentation.

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LEITCH TECHNOLOGY ANNOUNCES FIRST QUARTER RESULTS
LEITCH TECHNOLOGY CORPORATION CONSOLIDATED STATEMENTS OF EARNINGS (In thousands of Canadian dollars, except share and per share amounts — Unaudited)
LEITCH TECHNOLOGY CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of Canadian dollars — Unaudited)
LEITCH TECHNOLOGY CORPORATION CONSOLIDATED BALANCE SHEETS (In thousands of Canadian dollars — Unaudited)
LEITCH TECHNOLOGY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of Canadian dollars, except share and per share amounts — Unaudited)